December 4, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: William Mastrianna

Re:	Staffing 360 Solutions, Inc.

Registration Statement on Form S-3

Originally Filed November 2, 2017

File No. 333-221281

Ladies and Gentlemen:

On behalf of Staffing 360 Solutions, Inc. (the “Company”), below is the response to the verbal comments we received from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-3 of the Company (File No. 333-221281), filed with the Commission on November 2, 2017, as amended on November 30, 2017 (the “Registration Statement”).

1.

On September 15, 2017, the Company acquired 100% of the stock of CBS Butler Holdings Limited (“CBS Butler”) and the net assets of Firstpro Inc. and Firstpro Georgia, LLC (collectively, “Firstpro Georgia”). Pursuant to Rule 3-05 of Regulation S-X, the Company performed the significant acquisition tests with respect to each of CBS Butler and Firstpro Georgia, the results of which are attached hereto as Exhibit A.

Based on the results of these tests, the Company concluded that two years of audited financial statements of CBS Butler were required, as CBS Butler exceeded 40% but not 50% of the investment significance test. As such, the audited financial statements of CBS Butler were filed with the Commission under Form 8-K/A on November 17, 2017 for the years ended December 31, 2015 and 2016. However, the Company concluded that financial statements of Firstpro Georgia were not required to be filed with the Commission, as FirstPro Georgia did not exceed 20% under any of significance tests set forth in Rule 3-05 of Regulation S-X.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc: Brendan Flood, Staffing360 Solutions, Inc.